PLANTED RECOVERY TELEHEALTH

A Crowd-owned Patient Recovery Platform for addiction treatment programs


THIS WAS ONCE
JUST A SEED
WHAT ARE YOU PLANTING?
Addiction Treatment that comes to you. A 12-week intensive outpatient program that is 100% web-based and tailored to your life.
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plantedrecovery.com Los Angeles

Software | Technology | Healthcare | Substance Abuse Prevention | Digital Health

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Highlights

1. Telehealth-enabled addiction treatment opens access to a $193B market
2. 19.3M (89%) Americans needing treatment do not access specialized clinical care.
4. Projected revenue per patient: $8,000 to $12,000 Margins: 55% to 70%+ (not guaranteed)
5. Predictive clinical intelligence and decision support
6. Traction: $356K raised, 2 health plan contracts, veteran team, MVP platform, 2 successful pilots
7. Covid-19 has driving urgency for home-based treatment options. Overdoses & abuse is skyrocketing
8. Custom-built Patient Engagement Platform with interactive curricula

Our Team



Scott Ankeny CEO

A 25-year Startup veteran creating social impact companies, such as Holistic Living Magazine, Mighty Humans & Going Green Today. He has led successful growth projects for some of the largest health & wellness brands. Ethos: Amplify The Healing



Greg Lipson Chief Strategy Officer

Seasoned healthcare veteran with 20+ years' health plan experience. Proven leadership in Provider Network Management w/ regional & national health plans. Molina, Amerihealth, Cigna & United Health to name a few companies he has led teams for.



Megan Clarke Chief Information Officer

An accomplished, multi-disciplined technology and business executive with a record of success providing strategic vision, innovation, and transformational leadership for globally-operating organizations. CIO at Standford University, USC



Jim Shuler Medical Director

Board-Certified in Emergency Medicine and board-eligible in Addiction Medicine. Fellow of the American Society of Addiction Medicine, Fellow of the American College of Osteopathic Emergency Physicians, Fellow of the Academy of Wilderness Medicine.



Glenn Weikert Product Manager and Development Director

He has been managing and designing E-Commerce, web, print, and mobile applications since 1999. Having built three EHRs', he is eager to apply his expertise in designing healthcare software. Platforms: mClinical Technology, VoiceFirst, and Artemis.



Ken Burke Advisor

Founder and CEO of The EntrepreneurNOW! Network. He is a speaker, serial entrepreneur, mentor, and author. Ken founded MarketLive, an enterprise-class eCommerce software platform generating $2b annually, and sold to Vista Equity Partners in 2016.



Gene Huang Advisor



Patrick Newman Media and Content Producer

More than a decade in producing media content for film, t.v., web, A multi-media expert producer with pre and post-production experience.



Nicole Salazar VP of Operations & Compliance

Experienced in health care operations w/ a focus on program design, leadership, network development & onboarding, organization change & acquisitions. Doctor of Education (EdD) focused in Organizational Leadership from Pepperdine University Graduate

World-Class Addiction Treatment- Anyone, Anywhere, At their very moment of need.

THE PROBLEM

Each year 19.3 million people who need addiction treatment don't get it.

22 million Americans suffer from substance use disorder. Yet only 3 million people are able to access help. The #1 reason why people do not get treatment for their addictions might surprise you: Inconvenience. Getting to a treatment center is problematic for busy people, people living far outside cities (known as "treatment deserts"), and those with disabilities. (And if they have a baby or small child who need childcare, forget about it.)

> *We believe that every individual should be able to participate in addiction recovery from anywhere they are. —Planted Recovery*

OUR SOLUTION

Planted Recovery is a HIPAA-secure, web-based telehealth company that delivers evidence-based addiction treatment programs right to the kitchen tables and home offices of the people who need it most.

Our world-class patient engagement platform for addiction treatment will transform the lives of the 19.3 Million U.S adults that can't get to treatment centers. Planted Recovery's Patient Engagement Platform delivers a 100% web-based, 12-week intensive outpatient program with curricula interactively connected to a patient's treatment plan. All groups, treatments, and sessions are led by a team of licensed addiction treatment professionals.



Each patient receives a personal dashboard where they can co-manage their treatment plan, attend daily support groups and individual therapy, skill-building and psychoeducational classes and groups, complete daily assignments, and

and psychoeducational classes and groups, complete daily assignments, and homework, attend weekend workshops, access multi-media recovery tools, track progress, and points earned, as well as access our 24/7 relapse prevention support tool, the "Support NOW" hotline.



The treatment program is aligned with the American Society of Addiction Medicine (ASAM) protocols and operates to the standards and policies set with the Joint Commission for Accreditation of Healthcare Organizations (JCAHO).

The platform supports patient tracking for each clinical 'touchpoint' and interaction that moves the treatment goal forward. The definitive and purest 'evidence-based treatment' and only possible through technology. The clinicians delivering care through the platform are all state-licensed and experienced telehealth practitioners. Care teams consist of 5 people, working closely with each patient. From the initial intake assessments, treatment planning, and throughout the delivery of 144 therapeutic hours over 12-weeks.

We are aiming to double the number of people currently receiving treatment, while also doubling the number of successful treatment outcomes, with our evidence-based treatment program. We believe leveraging intelligent technology can enable this goal within 10 years.

> *We believe that location shouldn't be a barrier to addiction recovery, and that online recovery experiences can be supportive, tailored to individual needs, and effective.*

WHO WE HELP

Our clients are health care plans and insurance companies that make addiction treatment available to their members.

Patients who enroll in our web-based telehealth treatment program need the convenience of an online addiction recovery program, These individuals include:

- People juggling two or more jobs who have limited schedules and little free time.

- Returning veterans who live in a rural area where the nearest addiction treatment center is over two hours away.

- Parents with a new baby or small children who want to take part in outpatient addiction treatment from the comfort of their own home.

- Individuals whose physical disabilities or illnesses are a barrier to getting to and from treatment.

- A person living in a rural setting, with no transportation and without any treatment options for many miles.

- Any one of the millions of people living in geographic provider shortage areas referred to as 'treatment deserts'.

IT'S PERSONAL

Not only does the Planted Recovery team and its advisors have the professional chops to make this recovery platform a success, but many have their own experience in recovery. Across the team and its advisors, we share 200+ years of recovery!

> *Treatment provides a foundation to build upon. I know what the first year*

takes—how to build a life around recovery— and I know the sweetness of freedom when we overcome our addiction. —Scott Ankeny, founder

Scott Ankeny, founder, and CEO, has been nurturing the Planted Recovery vision since 2017. His current focus is raising capital, recruiting key hires, and developing the Planted Recovery healthcare partner network. Scott has a deep history in launching and managing wellness-oriented companies, from a sustainability platform for reducing environmental footprint (Going Green Today) to a wellness magazine (Holistic Living Magazine) and most recently a high-end recovery treatment center based in Southern California (Center for Holistic Detox).

With Planted Recovery, Scott is reaching a hand over the cliff edge to pull up all the others who need addiction recovery. Not just one—but 19 million of them.

Scott knew that the Planted Recovery seed was ready to be sown in 2017 when he was living in Southern California and operating a luxury addiction rehabilitation center. Sure, it was rewarding to help individuals struggling with addiction, but what about all the addicts who couldn't afford a posh, L.A. retreat center?

He was called to action while researching the skyrocketing addiction rates and poor addiction treatment in the U.S. It was reaching crisis levels. Get this: In 2017 alone, 20 million people needed substance abuse treatment, but *only 2.3 million* received it. People struggling with addictions were shockingly underserved. This gap had to be filled. It turns out that there were many ready for treatment, if they could get access to a program...they just could not leave their home.

Scott saw that serious roadblocks to sustained recovery existed. Then came the entrepreneurial spark—he learned that the infrastructure for telehealth was being established (the insurance company equivalent of railroads and westward expansion).

The telehealth writing was on the wall: First, the U.S. government passed the 2017 Medicare Telehealth Parity Act and began to push insurance companies to adopt new telehealth billing codes. Then 62 different telehealth bills were passed in states across the U.S., also in 2017.

> *Abuse, overdose, and relapse rates have surged since the Covid-19 Pandemic hit. It was like an accelerant to wildfire on the rates of overdose. If there's a silver lining, it's that the Pandemic forced the telehealth issue. In the space of a weekend—telehealth became the only way to receive health care. Today, people are uncomfortable going to a rehab facility. —Scott Ankeny, founder*

Standing by and watching this crisis unfold was not a possibility for Scott. He'd already lost too many friends to addiction. And he knew how much better life on the other side of addiction could be.

A new path to recovery exists—leveraging technology for people who need a convenient solution is the way forward.

> *My whole career has led to this moment. —Scott Ankeny*



A WEB-BASED INTENSIVE OUTPATIENT PROGRAM

Planted Recovery offers a definitive evidence-based treatment program that adapts to patients' needs in ways only possible through technology. Consider:

- Our platform records quantifiable data about patients, such as when they log on, their location, and identifiers.
- It tracks how well patients adhere to their treatment plan, how deeply they engage, or whether they just "sit in the back row".

- Other analytics include homework submission, attendance, rate of group and individual therapy session attendance, etc.

This data guides the clinical treatment so that they can make real-time adjustments to their patient recovery needs.

The clinicians delivering care through our Patient Engagement Platform are all state-licensed, credentialed, and experienced substance-abuse treatment professionals. Care teams consist of 5 people, working closely with each patient. From the initial intake assessments, treatment planning, and through the delivery of 144 therapeutic hours over 12-weeks.

Here's what a day in the life of an individual enrolled in our treatment program looks like:

Sam logs into the Planted Recovery site over morning coffee and immediately checks off on their treatment plan after there is a brief check-in with their assigned care coordinator to review the day's activities—therapy, group therapy, and progress review with his case manager. From there, Sam starts his first session of the day and clicks right onto a Zoom-based therapy session. Most days have three sessions (3 hrs.) and two of those sessions each have an assignment and homework. In the evening, Sam completes assigned work in his dashboard, engages with a 15-minute mindfulness video, and takes a short interactive assessment.

Planted Recovery is a modern alternative to intensive outpatient care. The platform provides real-time progress tracking, life skills training, mindfulness training, as well as therapy with state-certified counselors, and live support group meetings.





Downloads

[Planted Recovery 2021 WeFunder Deck.pdf](#)

[Planted Recovery Summary Jan 2021 .pdf](#)